October 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Alan Campbell

Joe McCann

Re:	XORTX Therapeutics Inc. (the “Company”)
Registration Statement on Form F-1/A
File No. 333-258741

Acceleration Request

Requested Date:          October 12, 2021

Requested Time:         4:30 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Alliance Global Partners, as representative of the several underwriters, hereby joins the Company in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1/A (File No. 333-258741) (the “Registration Statement”) to become effective on Tuesday, October 12, 2021, at 4:30 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Alliance Global Partners

By:
Name:
Title:

cc:	Allen Warren Davidoff, XORTX Therapeutics Inc.
Anthony Epps, Dorsey & Whitney LLP
Ivan Blumenthal, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.